Exhibit 99.2

PERDIGÃO RECEIVES BB+ RATING FROM S&P

Standard & Poor’s Ratings Services assigned its BB+ long-term corporate credit rating to Perdigão.

The rating takes into consideration the Company’s consistent investment program and the challenge to establish itself as an important branded consumer product in both local and international markets.

The stable outlook incorporates the S&P expectation that Perdigão’s business profile will improve consistently by growing its operations abroad and diversifying its domestic product mix incorporating more value-added products.

In September 2007, the Moody’s Investors Service Attributed the rating Ba1 Global Local Currency Corporate Family to the Company. In accordance with this, the rating received from S&P is among the best in the protein industry in the world.

São Paulo, July 10th, 2007.

Leopoldo Viriato Saboya

Financial and IR Director

Perdigão Companies